Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 2, DATED JUNE 14, 2006

TO THE PROSPECTUS DATED MAY 3, 2006

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 2 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated May 3, 2006, as supplemented by our Supplement No. 1 dated May 12, 2006.

STATUS OF THE OFFERING

As of June 9, 2006, we had accepted subscriptions from 822 investors, issued 3,667,555 shares of our common stock to stockholders and received $36,086,246 in gross proceeds.

PROSPECTUS SUMMARY

The following information supplements the information contained in our prospectus under “Prospectus Summary – Dividend Declaration Policy” and should be read in conjunction with such information.

On June 13, 2006, our board of directors declared a third quarter 2006 cash distribution of $0.1375 per share of common stock which will be payable to stockholders of record as of the close of business on each day during the period, from July 1, 2006 through and including September 30, 2006, pro-rated for the period of ownership. The payment date for such distribution is currently anticipated to be October 15, 2006.

MANAGEMENT

The following information supplements the information contained in our prospectus under “Management - Directors and Executive Officers” and should be read in conjunction with such information.

Effective as of June 13, 2006, our board of directors appointed John E. Biallas as Chief Operating Officer. In connection with his appointment as Chief Operating Officer, Mr. Biallas resigned from his position as Chief Financial Officer and Treasurer of Dividend Capital Total Realty Trust Inc.

Effective as of June 13, 2006, our board of directors appointed Mr. James R. Giuliano III as Chief Financial Officer and Treasurer of Dividend Capital Total Realty Trust Inc. The following is some information regarding Mr. Giuliano’s professional background:

James R. Giuliano III, age 48, is the Chief Financial Officer and Treasurer of Dividend Capital Total Realty Trust Inc. Mr. Giuliano has over 20 years experience in the real estate industry as a senior executive and is also Chief Financial Officer and Chief Operating Officer of Black Creek Capital LLC, a Denver based real estate investment firm which he joined in May 2006. From 2003 to 2005, Mr. Giuliano served as Executive Vice President and Chief Financial Officer of Empire Companies, an Ontario, California-based company involved in diverse real estate activities including land development, master planned communities and multifamily and retail development and operations. From 2000 to 2003, he was President and Chief Executive Officer of MerchantWired LLC, based in Indianapolis, Indiana, which provided technology solutions to customers in the national retail real estate industry. From 1996 to 2000, Mr. Giuliano served as Principal Financial Officer for Operations of Simon Property Group, one of the nation’s largest retail REITs, where he was a member of the executive management team and oversaw all financial operations for the parent company and led a financial staff of over 200 professionals. In 1998, Mr. Giuliano also became President of Simon Global Investments, a wholly owned subsidiary of Simon Property Group, formed to enable expansion of that company’s business into global markets. From 1993 to 1996, he was Chief Financial Officer and a member of the Board of Directors of DeBartolo Realty Corporation, a major publicly traded retail mall REIT in the U.S. where, in addition to managing the corporate finance function, he oversaw the $1.1 billion initial public offering on behalf of the company. Prior thereto, Mr. Giuliano spent ten years and became a partner in public accounting at Kenneth Leventhal & Company, where he served primarily real estate clients. Mr. Giuliano is a Certified Public Accountant and holds a Bachelor’s Degree in Accounting from Babson College.